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                                                                  EX 99(a)(5)(v)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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MAX REYNOLDS,

                Plaintiff,

                                                                      CA 19423NC

        v.

JEFFERY M. JACKSON; GLENN W.
MARSCHEL; SAM GILLILAND; WILLIAM J.
HANNIGAN; JAMES J. HORNTHAL;
TERRELL B. JONES; F. WILLIAM CONNER;
PAUL C. ELY, JR.; MICHAEL A. BUCKMAN;
SABRE HOLDINGS CORP.; and
TRAVELOCITY.COM, INC.

                Defendants

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                             CLASS ACTION COMPLAINT

      Plaintiff, by and through plaintiff's attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

                                   THE PARTIES

      1. Plaintiff Max Reynolds ("plaintiff") is the owner of common stock of Travelocity.com, Inc. ("Travelocity" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

      2. Defendant Travelocity is a corporation duly existing and organized under the laws of the State of Delaware, with is principal executive offices located at 15100 Trinity Boulevard, Fort Worth, Texas. Travelocity is an online travel agency. Travelocity common stock trades on the Nasdaq National Market System under the symbol "TVLY."

      3. Defendant Sabre Energy ("Sabre") is a Delaware corporation with its principal

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executive offices located in Fort Worth, Texas. Sabre purports to be a holding company engaged in the electronic distribution of travel through its proprietary computer reservation system -- Sabre. As of February 18, 2002, Sabre owned all of the Company's Class A common stock and 12% of the Company's common stock, giving it approximately 70% of the Company's equity securities and voting power. By virtue of its controlling stake, Sabre is in a fiduciary relationship with plaintiff and the other public stockholders of Travelocity, and owes plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

      4. Defendant Jeffery M. Jackson ("Jackson") is and at all relevant times has been a director Travelocity. Jackson also serves as Executive Vice President, Chief Financial Officer and Treasurer of Sabre.

      5. Defendant Glenn W. Marschel, Jr. ("Marschel") is and at all relevant times has been a director of Travelocity. Marschel also serves as a director of Sabre.

      6. Defendant Sam Gilliland ("Gilliland") is and at all relevant times has been a director of Travelocity. Gilliland also serves as Senior Vice President and Chief Marketing Officer of Sabre.

      7. Defendant William J. Hannigan ("Hannigan") is and at all relevant times has been Chairman of the Board of Travelocity. Hannigan also serves as Chief Executive Officer, President, and Chairman of the Board of Sabre.

      8. Defendant Terrell B. Jones ("Jones") is and at all relevant times has been a director of Travelocity. Jones has also held various executive positions with Sabre and its affiliates from 1993 through 1999.

      9. Defendants James J. Hornthal, F. William Conner, Paul C. Ely, Jr., and Michael A. Buckman are and at all relevant times have been directors of Travelocity.

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      10. The defendants referred to in paragraphs 4 through 9 are collectively referred to herein as the "Individual Defendants."

      11. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Travelocity, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

                            CLASS ACTION ALLEGATIONS

      12. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf all shareholders of Travelocity common stock, or their successors in interest, who are being and will be harmed by defendants' conduct described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

      13. This action is properly maintainable as a class action.

      14. The Class is so numerous that joinder of all members is impracticable. As of February 18, 2002, there were approximately 16.9 million shares of Travelocity common stock in the public float, owned by hundreds if not thousands of public shareholders.

      15. There are questions of law and fact which are common to the Class including, INTER ALIA the following:

            (a) whether defendants have improperly engaged in a course of conduct designed to benefit themselves at the expense of Travelocity's public stockholders; and

            (b) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

      16. Plaintiff is committed to prosecuting this action and has retained competent counsel

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experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

      17. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

      18. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

      19. On or about February 19, 2002, Sabre announced that it was commencing an unsolicited tender offer for all of the publicly held shares of Travelocity common stock. Under the terms of the proposed tender offer, Travelocity's public shareholders will receive $23.00 per share in cash.

      20. Sabre has timed the proposal to freeze out Travelocity shareholders in order to capture for itself the Company's future potential without paying an adequate or fair price to the Company's public shareholders. Travelocity common stock has traded in excess of the proposed consideration as recently as February 4, 2002. As recently as January 29, 2002, Travelocity common stock traded as high as $27.00 per share. Moreover, Travelocity's trailing 30-day and 60-day average closing

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prices are $22.31 and $24.30, respectively.

      21. Sabre has time the announcement of the proposed buyout to place an artificial lid on the market price of Travelocity stock so that the market would not reflect Travelocity's improving potential, thereby purporting to justify an unreasonably low price.

      22. Sabre has access to internal financial information about Travelocity, its true value, expected increase in true value, and the benefits of 100% ownership of Travelocity to which plaintiff and the Class members are not privy. Sabre is using such inside information to benefit itself in this proposed transaction, to the detriment of the Travelocity's public stockholders.

      23. Sabre has clear and material conflicts of interest and is acting to better its own interests at the expense of Travelocity's public shareholders. Sabre has voting control of the Company and controls its proxy machinery. Sabre has selected and controls all of the Company's directors, who are beholden to Sabre for their offices and the valuable perquisites which they enjoy therefrom. Five of the Company's nine directors currently or have been recently employed by Sabre.

      24. Sabre is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Sabre and the Individual Defendants have breached and are breaching their fiduciary duties to the members of the Class.

      25. Unless the proposed tender offer is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

      26. Plaintiff and the Class have no adequate remedy at law.

      WHEREFORE, plaintiff prays for judgment and relief as follows:

      A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

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      B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

      C. In the event the proposed tender offer is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

      D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

      E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiffs attorneys' and experts' fees;

      F. Granting such other and further relief as this Court may deem just and proper.

DATED: February 19, 2002

                                ROSENTHAL, MONHAIT, GROSS
                                        & GODDESS, P.A.


                                By: /s/ Carmella P. Keener
                                    -------------------------------
                                    Suite 1401, Mellon Bank Center
                                    P.O. Box 1070
                                    Wilmington, DE 19899
                                    (302) 656-4433

OF COUNSEL:

CAULEY GELLER BOWMAN & COATES, LLP
Paul Geller, Esquire
One Boca Place
2255 Glades Road
Suite 421 A
Boca Raton, FL 33431
(561) 750-3000